UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

            COMMON STOCK, $0.50 PAR VALUE               265440 10 7
SERIES B, $7.50 CUMULATIVE PREFERRED STOCK, $0.50 PAR   265440 20 6
                        VALUE
            (Title of Class of Securities)             (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

Common Stock CUSIP No. 265440107
Preferred Stock CUSIP No. 265440206

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group              (a) /x/
                                                                    (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                       / /

6.    Citizenship or Place of Organization                            KANSAS

                          7.   Sole Voting Power
                                    Common Stock                      -0-
                                    Preferred Stock                   -0-
NUMBER OF SHARES          8.   Shared Voting Power
                                    Common Stock               1,003,309
BENEFICIALLY OWNED                  Preferred Stock                   -0-
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                                    Common Stock                      -0-
PERSON WITH                         Preferred Stock                   -0-
                          10.  Shared Dispositive Power
                                    Common Stock               1,003,309
                                    Preferred Stock                   -0-
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               Common Stock                    1,003,309
                               Preferred Stock                        -0-
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock or Preferred Stock                / /

13.   Percent of Class Represented by Amount in Row (11)
                               Common Stock                          21.5%
                               Preferred Stock                       --
                                                                    (See Item 5)
14.   Type of Reporting Person
                                                                      CO

                                  SCHEDULE 13D

Common Stock CUSIP NO. 265440107
Preferred Stock CUSIP NO. 265440206

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group              (a) /x/
                                                                    (b) / /
3.    SEC Use Only

4.    Source of Funds                                               BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6.    Citizenship or Place of Organization                          KANSAS

                          7.   Sole Voting Power
                                    Common Stock                     -0-
                                    Preferred Stock                  -0-
NUMBER OF SHARES          8.   Shared Voting Power
                                    Common Stock              4,003,609
BENEFICIALLY OWNED                  Preferred Stock               2,093
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                                    Common Stock                     -0-
PERSON WITH                         Preferred Stock                  -0-
                          10.  Shared Dispositive Power
                                    Common Stock              4,003,609
                                    Preferred Stock               2,093
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      Person
                               Common Stock                   4,003,609
                               Preferred Stock                    2,093
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                    / /

13.   Percent of Class Represented by Amount in Row (11)
                               Common Stock                      85.8%
                               Preferred Stock                   24.5%
                                                                 (See Item 5)

14.   Type of Reporting Person                                        CO

                                  SCHEDULE 13D

Common Stock CUSIP No. 265440107
Preferred Stock CUSIP No. 265440206

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group              (a)/x/
                                                                    (b)/ /
3.    SEC Use Only

4.    Source of Funds                                           NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                       / /

6.    Citizenship or Place of Organization                       UNITED STATES

                          7.   Sole Voting Power
                                    Common Stock                      -0-
                                    Preferred Stock                   -0-
NUMBER OF SHARES          8.   Shared Voting Power
                                    Common Stock               4,003,609
BENEFICIALLY OWNED                  Preferred Stock                2,093
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                                    Common Stock                      -0-
PERSON WITH                         Preferred Stock
                          10.  Shared Dispositive Power
                                    Common Stock               4,003,609
                                    Preferred Stock                2,093
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               Common Stock                    4,003,609
                               Preferred Stock                     2,093
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                                   / /

13.   Percent of Class Represented by Amount in Row (11)
                                    Common Stock                     85.8%
                                    Preferred Stock                  24.5%
                                                                 (See Item 5)

14.   Type of Reporting Person                                              IN

     This Amendment No. 8 to Schedule 13D amends the information contained in the Schedule 13D dated June 4, 1999, as previously amended, filed by GFS Acquisition Company, Inc., General Financial Services, Inc. ("GFS") and Mr. Steve K. Miller.

      ITEM 1.   SECURITY AND ISSUER.
                -------------------

      Item 1 of the Schedule 13D is replaced with the following:

      The classes of equity securities to which this statement relates are the common stock, $0.50 par value (the "Common Stock"), and Series B, $7.50 Cumulative Preferred Stock, $0.50 par value (the "Preferred Stock"), of Dunes Hotels & Casinos Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 46735 County Rd. 32B, P.O. Box 130, Davis, California 95617.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                -------------------------------------------------

      Item 3 of the Schedule 13D is supplemented as follows:

      On May 4, 2001, the Issuer entered into an agreement to acquire 1,973 shares of the Preferred Stock for $75 per share from Empire & Co. pursuant to a negotiated transaction. The agreement was subsequently assigned to GFS by the Issuer. GFS acquired the shares on May 8, 2001. A copy of the agreement with Empire & Co. is attached hereto as Exhibit 4 and the assignment to GFS is attached hereto as Exhibit 5. Previously, GFS had acquired on August 11, 2000, 120 shares of Preferred Stock at a purchase price of $20 per share.

      GFS acquired 100 shares of Common Stock at a purchase price of $1.00 per share on April 11, 2001 and 200 shares of Common Stock at a purchase price of $1.00 per share on April 19, 2001. GFS paid for these shares from funds borrowed under a Business Loan Agreement dated November 15, 1999 between GFS and Commerce Bank, N.A. (a copy of which has been previously filed as Exhibit 3).


      ITEM 4.   PURPOSE OF TRANSACTION.
                ----------------------

      Item 4 of the Schedule 13D is supplemented as follows:

      Depending on market conditions and other factors that GFS and GFS Acquisition may deem material to their investment decision, GFS and GFS Acquisition may continue to purchase additional shares of Common Stock and/or Preferred Stock in the open market or in private transactions or they may dispose of all or a portion of the shares of Common Stock and/or Preferred Stock that they now own or hereafter may acquire. While GFS and GFS Acquisition retain all options for potential future actions, their present expectations are to remain a significant stockholders of the Issuer, and as such to have influence upon future corporate developments of the Issuer.

      Mr. Miller reserves the right to acquire or dispose of shares of Common Stock and/or Preferred Stock, depending upon circumstances existing from time to time, including market conditions.

      Except as set forth in this Item 4, none of GFS Acquisition, GFS nor Mr. Miller have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, GFS Acquisition, GFS and Mr. Miller reserve the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.


      ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
                ------------------------------------

      Item 5 of the Schedule 13D is supplemented as follows:

      (a) GFS Acquisition beneficially owned as of May 8, 2001, 1,003,309 shares of Common Stock, which it believes to be 21.5% of the outstanding shares of Common Stock.

      As of May 8, 2001, GFS is the owner of 3,000,300 shares of Common Stock and 2,093 shares of Preferred Stock. As the sole shareholder of GFS Acquisition, GFS also beneficially owns the 1,003,309 shares of Common Stock owned by GFS Acquisition on May 8, 2001. GFS believes these shares represent a total of 85.8% of the outstanding shares of Common Stock and 24.5% of the outstanding shares of Preferred Stock of the Issuer.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 4,003,609 shares of Common Stock and 2,093 shares of Preferred Stock beneficially owned by GFS on May 8, 2001. As described above, Mr. Miller believes these shares to be 85.8% of the outstanding shares of Common Stock and 24.5% of the outstanding shares of Preferred Stock of the Issuer.

      (b) As the President, sole director and sole shareholder of GFS, Mr. Miller shares with GFS the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock beneficially owned by GFS.

      As the President, sole director and sole shareholder of GFS and as the President and sole director of GFS Acquisition, Mr. Miller shares with GFS Acquisition and GFS the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

      As sole shareholder of GFS Acquisition, GFS shares with GFS Acquisition and Mr. Miller the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

      (c) See Item 3. Other than the transactions listed in Item 3, no other transactions in the Common Stock or Preferred Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or Preferred Stock.

      (e) Not applicable.

      ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                -------------------------------------------
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
------------------------------------------------------

      Item 6 of the Schedule 13D is supplemented as follows:

      On May 4, 2001, the Issuer entered into an agreement to acquire 1,973 shares of the Preferred Stock for $75 per share from Empire & Co. pursuant to a negotiated transaction. The agreement was subsequently assigned to GFS by the Issuer. GFS acquired the shares on May 8, 2001. A copy of the agreement with Empire & Co. is attached hereto as Exhibit 4 and the assignment to GFS is attached hereto as Exhibit 5.


      ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
                --------------------------------

      Item 7 of the Schedule 13D is replaced with the following:

        *Exhibit 1.  Statement of Joint Filing.

        *Exhibit 2.  Promissory Note dated December 28, 1998 made
                     by GFS in favor of Citizens Bank and Trust Company.

       **Exhibit 3.  Business Loan Agreement dated November 15, 1999 between GFS and Commerce Bank, N.A.

         Exhibit 4.  Stock Purchase Agreement dated as of May 4,
                     2001, between Empire & Co. and Dunes Hotels &
                     Casinos, Inc.

         Exhibit 5.  Assignment of Stock Purchase Agreement
                     executed May 8, 2001 by Dunes Hotels & Casinos,
                     Inc. in favor of General Financial Services, Inc.
-----
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.
** Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D dated January 13, 2000 filed by the reporting persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GFS ACQUISITION COMPANY, INC.


May 15, 2001                        By:   /s/ Steve K. Miller
                                          -------------------------
                                          Steve K. Miller, President



                               GENERAL FINANCIAL SERVICES, INC.


May 15, 2001                        By:   /s/ Steve K. Miller
                                          -------------------------
                                          Steve K. Miller, President



May 15, 2001                              /s/ Steve K. Miller
                                          -------------------------
                                          Steve K. Miller